Exhibit 12.1
2/24/2011

ALABAMA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2009
and the year to date December 31, 2010

					Twelve
					Months
					Ended
Year ended December 31,					December 31,
2005	2006	2007	2008	2009	2010
-------------------------------------------Thousands of Dollars---------------------------------------

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$819,516	$875,256	$969,492	$1,026,387	$1,095,813	$1,213,008
Interest expense, net of amounts capitalized	215,431	254,229	275,814	280,920	300,365	305,083
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	8,173	7,939	17,991	20,252	33,183	14,034
Earnings as defined	$1,043,120	$1,137,424	$1,263,297	$1,327,559	$1,429,361	$1,532,125
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$186,541	$231,061	$250,511	$264,620	$288,723	$288,732
Interest on affiliated loans	16,563	16,764	15,369	11,619	10,343	7,264
Interest on interim obligations	1,063	1,873	1,915	1,070	69	15
Amort of debt disc, premium and expense, net	14,559	12,986	14,542	11,776	11,138	10,502
Other interest charges	4,878	(516)	11,468	12,087	23,275	12,604
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$223,604	$262,168	$293,805	$301,172	$333,548	$319,117
RATIO OF EARNINGS TO FIXED CHARGES	4.67	4.34	4.30	4.41	4.29	4.80